UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number
000-49819

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
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   Form 10-K

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Form 20-F

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Form 11-K

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Form 10-Q
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Form N-SAR

For Period Ended: June 30, 2024

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Transition Report on Form 10-K
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Transition Report on Form 20-F
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Transition Report on Form 11-K
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Transition Report on Form 10-Q
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Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________

PART I - REGISTRANT INFORMATION

Full Name of Registrant	Global Arena Holding, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	1159 2nd Avenue, Ste 454
City, State and Zip Code:	New York City, NY 10065

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to the time and effort required to complete the financial statements for the Quarterly Report on Form 10-Q for the three months ended June 30, 2024 (the “Form 10-Q”), the Company will be unable, without unreasonable effort or expense, to complete and file the Form 10-Q within the prescribed time period.

The Company is endeavoring to complete its financial close process and Form 10-Q filing as promptly as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

The Law Office of Zachary B. Walker PLLC	(303) 328-8792
(Name)	(Area Code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):
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Yes
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No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
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Yes

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 No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Arena Holding, Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ John Matthews
John Matthews Chief Executive Officer